UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

On Track Innovations LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share

(Title of Class of Securities)

M8791A109

(CUSIP Number)

Mark R. Beatty 10900 N.E. 4th Street, Suite 1850 Bellevue, WA 98004 (425) 990-4026

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8791A109
1	Names of Reporting Persons Jerry Lafe Ivy, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,997,575
	8	Shared Voting Power
	9	Sole Dispositive Power 3,997,575
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,997,575
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.7%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 41,324,377 Ordinary Shares, par value NIS 0.10 per share outstanding as of August 209, 2019, as reported by the Issuer in its Proxy Statement (Schedule 14A) filed with the Securities and Exchange Commission on August 23, 2019.

CUSIP No. M8791A109
1	Names of Reporting Persons Marlene V. Ivy
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 779,902
	8	Shared Voting Power
	9	Sole Dispositive Power 779,902
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 779,902
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.9%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 41,324,377 Ordinary Shares, par value NIS 0.10 per share outstanding as of August 209, 2019, as reported by the Issuer in its Proxy Statement (Schedule 14A) filed with the Securities and Exchange Commission on August 23, 2019.

CUSIP No. M8791A109
1	Names of Reporting Persons Sandra Hardardottir
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 511,203
	8	Shared Voting Power
	9	Sole Dispositive Power 511,203
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 511,203
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.2%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 41,324,377 Ordinary Shares, par value NIS 0.10 per share outstanding as of August 209, 2019, as reported by the Issuer in its Proxy Statement (Schedule 14A) filed with the Securities and Exchange Commission on August 23, 2019.

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Schedule 13D”) relates to shares of Ordinary Shares, NIS 0.10 par value per share (“Common Stock”), of On Track Innovations, Ltd., an Israel corporation (the “Issuer”).  This statement is being filed by Jerry Lafe Ivy, Jr. (“Mr. Ivy”), as trustee of, and beneficiary under, the JERRY L. IVY, JR., DESCENDANTS’ TRUST (the “Trust”) dated 8/10/1998, a trust organized under the laws of the State of Illinois, Marlene V. Ivy (“Mrs. Ivy”) and Sandra Hardardottir (“Ms. Hardardottir” and collectively, the “Reporting Persons”).

  .

Item 4.

Purpose of Transaction

The Reporting Persons have acquired the shares of the Issuer reported herein for investment purposes only, in order to profit from appreciation of the Common Stock.

Mr. Ivy and Ms. Hardardottir believe the Issuer’s shares are substantially undervalued by the current market price for the shares, which, in their view, does not reflect the fair value of the Issuer’s business, including its assets intellectual property, technology, customer base and significant net operating loss carryforwards.  Mr. Ivy and Ms. Hardardottir intend to engage with the Issuer’s board of directors, management, shareholders, and other interested persons to discuss their concerns with the Issuer’s management, strategies, continuing losses and cash burn, and declining stock price, and identify alternative approaches to increasing shareholder value.  Mr. Ivy and Ms. Hardardottir may seek representation on the Issuer’s Board of Directors.  Mr. Ivy and Ms. Hardardottir intend to monitor developments at the Issuer and plan to communicate with members of the board of directors, management of the Issuer and others on the foregoing and other matters that they deem relevant to their investment in the Issuer.  Other than as described in the preceding sentences, the Reporting Persons have no plans or proposals that relate to any of the matters described in Item 4 (a) – (j) of Schedule 13D.

Depending upon market conditions and other factors that Mr. Ivy, Mrs. Ivy and Ms. Hardardottir may deem material to their decisions, they may purchase additional securities of the Issuer in the open market, in private transactions or from the Issuer, or may, at any time, dispose through open market or private transactions all or a portion of the securities of the Issuer that they own or hereafter may acquire.

On September 17, 2019, the Reporting Persons submitted a letter to the Issuer whereby the Reporting Persons (and potentially other persons) offered to provide up to US$2 million in additional financing to the Issuer through the purchase of a newly issued securities.  The Reporting Persons further notified the Issuer of their intent to oppose Proposal No. 1 in the Issuer’s proxy statement dated August 23, 2019, which would authorize a 30:1 reverse stock split.  The Reporting Persons also oppose the other proposals described in such proxy statement.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2019

/s/ Jerry L. Ivy, Jr.

/s/ Marlene V. Ivy

Jerry L. Ivy, Jr.

Marlene V. Ivy

/s/ Sandra Hardardottir

Sandra Hardardottir

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